SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.7)

                                 INTERCEPT, INC.
             ------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)
                                    45845L107
             ------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 11, 2004
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 4 pages)

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CUSIP No. 45845L107                13D                        Page 2 of 4 Pages
----------------------        ------------                   ------------------

===============================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                           JANA PARTNERS LLC
-------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                              (b) |_|
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     3  SEC USE ONLY
-------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*
                                       WC
-------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                             |_|
-------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF  SHARES   7      SOLE VOTING POWER
 BENEFICIALLY                                          1,914,737
 OWNED BY EACH
 REPORTING
 PERSON WITH    ----------------------------------------------------------------
                     8      SHARED VOTING POWER
                                                          -0-
               ----------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                                                       1,914,737
               ----------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                                                          -0-
-------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       1,914,737
-------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                     |_|
-------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            9.4%
-------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
                                                              IA
===============================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!*
----------------------        ------------                   ------------------
CUSIP No. 45845L107                13D                        Page 3 of 4 Pages
----------------------        ------------                   ------------------

The Schedule 13D filed on April 12, 2004 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, no par value (the "Shares"), of InterCept, Inc. (the "Issuer"), as amended by Amendment No. 1 relating to the Event Date of April 26, 2004, Amendment No. 2 relating to the Event Date of April 29, 2004, Amendments No. 3 and No. 4 relating to the Event Date of May 3, 2004, Amendment No. 5 relating to the Event Date of May 20, 2004 and Amendment No. 6 relating to the Event Date of May 26, 2004, (collectively, the "Schedule 13D") is hereby amended and supplemented as set forth below by this Amendment No. 7 to the Schedule 13D.


Item 4.     Purpose of the Transaction.
            ------------------------------------
Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 11, 2004, the Reporting Person and the Issuer signed a Settlement Agreement in which they agreed that (a) the Issuer will promptly explore strategic alternatives to creating shareholder value, including a possible sale of the Issuer, and will hire an investment bank to assist it in doing so, (b) the Issuer's board of directors will be expanded to nine, and two of the Reporting Person's nominees for the board of directors, Marc Weisman and Kevin
J. Lynch, plus Robert Finzi or another individual to be named by the Sprout Group, will join the board of directors, (c) the Reporting Person will support the Issuer's motion to convene the 2004 Annual Meeting on June 24, 2004 and adjourn until September 14, 2004, withdraw its bylaw amendment proposals, refrain from soliciting proxies for the 2004 Annual Meeting and vote its shares at the 2004 Annual Meeting for the election to the board of directors of John W. Collins, Arthur Weiss, Mr. Weisman, Mr. Lynch and Robert Finzi or another individual to be named by the Sprout Group, (d) the Issuer's board of directors will take no action which would impair the ability of shareholders to elect new directors at the 2005 Annual Meeting who, together with Messrs. Weisman and Lynch, would constitute a majority of the board of directors, (e) the 2005 Annual Meeting will be held on or before April 15, 2005, (f) the Issuer and the Reporting Person will request that their pending litigation in Georgia federal court be dismissed with prejudice and (g) the Issuer will reimburse the Reporting Person for its actual out-of-pocket expenses in connection with the proxy contest and related litigation, not to exceed $750,000 and payable only on the condition that the Issuer's shareholders approve a sale or other business combination of the Company on or prior to the 2005 Annual Meeting. A copy of the complete Settlement Agreement is attached as a copy hereto.


Item 7.    Material to be Filed as Exhibits.
           ------------------------------------
Attached hereto as Exhibit 7 is the Settlement Agreement by and among JANA Partners LLC, JANA Master Fund, Ltd. and InterCept, Inc.

Attached hereto as Exhibit 8 is a press release, dated June 11, 2004

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CUSIP No. 45845L107                13D                        Page 4 of 4 Pages
----------------------        ------------                   ------------------



                                   SIGNATURES


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 11, 2004                    JANA PARTNERS LLC


                                                By:  /s/ Barry S. Rosenstein
                                                     ----------------------
                                                     Barry S. Rosenstein
                                                     Managing Director



                                                 By:  /s/  Gary Claar
                                                      -------------------
                                                      Gary Claar
                                                      Managing Director